NEWS RELEASE
December 23, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Finalizes Dalradian Gold Agreement in Northern Ireland

Vancouver, December 23, 2008 – Pursuant to the announcement by Tournigan Energy Ltd. ("Tournigan") (TVC:TSX-V; TGP:Frankfurt) on October 2, 2008 that it had arranged to sell its wholly-owned subsidiaries Dalradian Gold Limited ("Dalradian Gold") and Tournigan USA Inc., Tournigan is now pleased to announce that it has amended and closed the Dalradian Gold transaction and is continuing to work toward closing the Tournigan USA transaction.

Dalradian Gold Transaction

The Dalradian Gold transaction, which includes the company’s Curraghinalt Gold Project in Northern Ireland, has been amended and finalized as an earn-in option agreement. In the agreement, C3 Resources, Inc. ("C3 Resources") will pay Tournigan a total of C$9.25 million in four staged payments and C3 Resources will fund 100% of the project expenditures until the completion of a bankable feasibility study for a 90% equity interest in Dalradian Gold. The staged payments will be paid in the following earn-in phases:

(a)

An upfront payment of C$1 million (C$375,000 of which has been previously paid, C$450,000 which will be paid on receipt of approval for the transaction from the TSX Venture Exchange and a further C$175,000 on or before March 31, 2009);

(b)

C$3.25 million upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010;

(c)

C$1.75 million upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011; and

(d)

C$3.25 million upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013.

Upon completion of the updated NI 43-101 compliant resource definition as outlined in phase (b) above, C3 Resources will have the option to enter into a formal joint-venture agreement with Tournigan and hold a 51% equity interest in Dalradian Gold. This interest will increase with each earn-in phase until it reaches 90% upon completion of phase (d) at which time Tournigan and C3 Resources will participate in Dalradian Gold on a pro-rata basis. The parties have entered into a definitive option agreement, effective as of December 19, 2008.

The Dalradian Gold transaction is still subject to approval by the TSX Venture Exchange.

Tournigan USA Transaction

Tournigan continues to work toward closing the Tournigan USA transaction with Fischer-Watt Gold Company, Inc. under the same terms as outlined in the October 2, 2008 press release. Tournigan USA holds claims in Wyoming, South Dakota and Arizona covering approximately 55,000 acres of prospective uranium exploration ground. Closing of the Tournigan USA transaction is planned for mid-January.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

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The Curraghinalt Gold Project in Northern Ireland (Dalradian Gold) and the uranium exploration licenses in the USA (Tournigan USA) are non-core assets of Tournigan. The structures of the two transactions allow Tournigan to continue participating in the potential upside of the underlying assets, while allowing its management and financial resources to be focused exclusively on the development of its prospective mineral properties in Slovakia, notably its Kuriskova Uranium Project.

About Tournigan Energy Ltd.

Tournigan Energy is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The Company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure, an educated population and is adopting the Euro currency on January 1, 2009. Tournigan Energy is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

"Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com